DEUTSCHE CROCI INTERNATIONAL FUND


N-Sar September 1, 2016 - February 31, 2017




Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
Valvoline Inc	92047W101	9/23/2016
	$22.0	$690,000,000	$45,144	0.01%
	BAC, MS, JPM, DB, CITI, GS	CITIGROUP
GLOBAL MARKETS INC